Consent of KPMG LLP


The Board of Directors
Inland Real Estate Corporation


We consent to incorporation by reference in the registration statement (No. 333-70699) on Form S-3 of Inland Real Estate Corporation of our report dated January 29, 1999, except for note 13, which is as of March 17, 1999, relating to the consolidated balance sheets of Inland Real Estate Corporation as of December 31, 1998, and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, and related schedule, which report appears in the December 31, 1998 annual report of Form 10-K of Inland Real Estate Corporation.

                                           /s/ KPMG LLP

Chicago, Illinois
March 31, 1999